Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

July 20, 2007

Mr. Gary Todd

Division of Corporation Finance, Mail Stop 6010

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Cypress Semiconductor Corporation (“Cypress”)

Form 8-K dated April 26, 2007

File No. 1-10079

Dear Mr. Todd:

With respect to your letter dated June 22, 2007 regarding the Staff’s review of Cypress’s filing as referenced above, Cypress respectfully submits the following responses and supplemental information.

Form 8-K dated April 26, 2007:

1.	We note that you present non-GAAP financial measures in the form of condensed consolidated statements of operations. This format may be confusing to investors as it reflects numerous non-GAAP financial measures which have not been individually described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented and explain why you believe each non-GAAP measure provides useful information to investors.

•

To eliminate investor confusion please remove the non-GAAP condensed consolidated statements of operations from all future filings and instead disclose only the specific non-GAAP financial measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures. Please note that this comment applies to both the non-GAAP condensed consolidated statements of operations and the related roll-forward appearing on the subsequent page that is also in the format of a statement of operations.

•

Please note that in the event that your Form 8-K is incorporated by reference into a ‘33 Act registration statement we may have additional questions relating to the appropriateness of this information being included

Cypress Semiconductor Corporation

in a document filed with, and not just furnished to, the Commission. At that time we may request an amendment to the Form 8-K.

Cypress’s Response:

Cypress supplementally advises the Staff that it will remove the full non-GAAP consolidated statements of operations from future earnings releases and related 8-K filings and will only include specific non-GAAP financial measures that it believes are useful to investors. For such non-GAAP financial measures presented in future earnings releases and related 8-K filings, Cypress will provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and explain why management believes the non-GAAP financial measures provide useful information to investors.

2.	As a related matter, we see that your non-GAAP financial measures exclude recurring expenses such as stock-based compensation (including acquisition related stock-based compensation) and intangibles amortization. Accordingly, your disclosures about individual non-GAAP measures should also consider the guidance from Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In that regard your disclosures about individual non-GAAP measures should also address the following:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Cypress’s Response:

Cypress supplementally advises the Staff that in future earnings releases and related 8-K filings, for the non-GAAP financial measures, it will include disclosure addressing the requirements as stated in Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

3.	Throughout the earnings release your disclosures do not identify and describe financial measures determined according to GAAP with equal or greater prominence with non-GAAP financial measures. Please revise future earnings releases to conform to the guidance from Item 10(e)(1)(i)(A) of Regulation S-K.

2

Cypress Semiconductor Corporation

Cypress’s Response:

Cypress supplementally advises the Staff that in future earnings releases and related 8-K filings, it will identify and describe financial measures determined according to GAAP with equal or greater prominence with non-GAAP financial measures, in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

4.	Please revise future earnings releases to identify individual “adjusted-GAAP” financial measures as “non-GAAP” financial measures.

Cypress’s Response:

Cypress supplementally advises the Staff that in future earnings releases and related 8-K filings, it will identify individual “adjusted-GAAP” financial measures as “non-GAAP” financial measures.

5.	We see the disclosure of measures of segment profit per diluted share. Please tell us how your disclosure considers the guidance from Question 11 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Cypress’s Response:

Cypress supplementally advises the Staff that in future earnings releases and related 8-K filings, it will only present non-GAAP diluted earnings per share for the following categories: “Semiconductor,” “SunPower,” and “Consolidated.”

For accounting purposes, Cypress is required to consolidate SunPower’s results as SunPower is a majority-owned subsidiary of Cypress. On a consolidated basis, Cypress has two distinct businesses: Semiconductor and SunPower. Semiconductor is Cypress’s traditional core business which includes Cypress’s programmable system solutions. On the other hand, SunPower is a stand-alone, publicly-traded company specializing in solar power products. These two businesses are distinct with different product offerings, customer bases, production processes and financial models.

Cypress’s investment community often views Cypress as two separate entities: Cypress and SunPower, and many Cypress investors have focused on the possibility of a future separation of SunPower and Cypress in evaluating an investment in Cypress. Based on feedback provided by Cypress’s investment community to management, non-GAAP financial measures presented in “Semiconductor” and “SunPower,” including earnings per share, are beneficial as they allow Cypress’s investors and investment community to better understand Cypress’s financial performance for the two businesses separately, assess the various methodologies and information used by management to evaluate and measure such performance, and construct their valuation models to better align Cypress’s and SunPower’s results and projections with their applicable competitors and industries.

3

Cypress Semiconductor Corporation

For your reference, Cypress has attached a copy of its earnings release dated July 19, 2007 (Exhibit One), which includes the required disclosures as addressed in the questions above.

**********

In connection with Cypress’s responses, Cypress acknowledges the following:

•	Cypress is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to Cypress’s filing; and

•	Cypress may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding Cypress’s responses, please do not hesitate to contact me at (408) 943-2754, or Victoria Tidwell, Vice President, Legal Affairs and Assistant General Counsel, at (408) 943-2979.

Sincerely,

CYPRESS SEMICONDUCTOR CORPORATION

/s/ Brad W. Buss

Brad W. Buss

Executive Vice President,

Finance and Administration and

Chief Financial Officer

4

Exhibit One

Cypress Reports 2007 Second-Quarter Results: Record Revenue

•	Record quarterly consolidated revenue of $372.8 million surpassed Q4 2000 record.

•	Q2 2007 consolidated revenue increased 8.7% sequentially and 40.6% year-on-year.

•	SunPower and PSoC® set new quarterly revenue records.

•	PSoC customer base expanded 11% quarter-on-quarter to nearly 4,700.

•	Semiconductor R&D expense declined to its lowest level in seven years due to the divestiture of non-strategic businesses.

•

Over the past two quarters, Cypress has repurchased 28.9 million shares at an average price of $19.78 under the Accelerated Share Repurchase program announced in Q1. In addition, a $300 million share buyback program is still outstanding.

SAN JOSE, Calif., July 19, 2007—Cypress Semiconductor Corp. (NYSE: CY) today announced that revenue for the 2007 second quarter was $372.8 million, up 8.7% from prior-quarter revenue of $342.9 million and up 40.6% from year-ago second-quarter revenue of $265.2 million.

Cypress recorded GAAP net income of $363.4 million in the 2007 second quarter, or diluted earnings per share of $2.29. This compares with last quarter’s diluted net loss per share of $0.01. GAAP diluted earnings per share in the year-ago second quarter was $0.04 per share. The large increase in the 2007 second quarter earnings per share was primarily due to a significant gain from the sale of 7.5 million shares of SunPower Corporation common stock.

Cypress continues to own 44.5 million SunPower Class B common shares with a current market value of approximately $3.1 billion.

Non-GAAP1 net income for the 2007 second quarter—earnings that exclude gains from the sale of SunPower common stock, stock-based compensation, acquisition-related charges and other special charges and credits—totaled $26.8 million, or diluted earnings per share of $0.16. This compares with the prior quarter’s non-GAAP1 diluted earnings per share of $0.16 and $0.13 in the year-ago second quarter.

On a GAAP basis, second-quarter consolidated gross margin was 32.9%, down 5.7 percentage points from the prior quarter. Semiconductor gross margin2 for the second quarter was 43.3%, down 3.5 percentage points from the previous quarter. Semiconductor gross margin was down 4.8 percentage points from 48.1% in the year-ago second quarter.

Non-GAAP1 consolidated gross margin for the second quarter was 34.7%, down 5.5 percentage points from the previous quarter due to a higher mix of SunPower revenue. Non-GAAP1 semiconductor margin for the second quarter was 44.9%, down 3.3 percentage points from 48.2% in the previous quarter and down 4.4 percentage points from 49.3% in the year-ago second quarter.

Cypress President and CEO T.J. Rodgers said, “Record revenue! If someone had told me in the fourth quarter of 2000, when we achieved record revenue during the dot.com boom, that we would not set a new record again until the second quarter of 2007—and that our memory division would be our third-biggest, behind a new programmable products division and a solar energy division—I would have laughed at them. But that is the journey we have taken to survive and prosper in our highly competitive industry, where 47 of the 59 U.S. semiconductor companies in business when Cypress was founded in 1982 no longer exist.

“Revenue for the second quarter of 2007 exceeded our guidance due to the continued strong growth of our SunPower division and record revenue from our fast-growing PSoC business unit. Cypress continued to focus on higher-margin programmable solutions in the second quarter; they accounted for 43% of our semiconductor revenue.

“Semiconductor ASPs remained reasonably strong and increased sequentially for the seventh consecutive quarter. As expected, semiconductor gross margins decreased in Q2 due to divestitures, product mix and lower factory utilization. We expect gross margins to increase sequentially over the next few quarters toward our target of 50%, driven by the strong growth of our proprietary products and improved factory utilization that will result from sequential revenue growth that we are expecting across the business in the third and fourth quarters of 2007.”

The following tables present certain financial data related to Cypress’s business units:

BUSINESS UNITS

Business Units Summary Financials

(Unaudited)

THREE MONTHS ENDED

July 1, 2007

	CCD	DCD	MID	Other	Total Semiconductor[2]	SPWR	Consolidated
REVENUE ($M)	85.5	27.4	83.4	2.7	199.0	173.8	372.8
Percentage of total revenues (%)	22.9%	7.3%	22.4%	0.8%	53.4%	46.6%	100.0%
Change from prior quarter (%)	11.3%	-15.7%	-1.5%	-59.1%	-0.8%	22.1%	8.7%

GROSS MARGIN (%)
On a GAAP basis	45.8%	64.2%	35.0%	12.6%	43.3%	21.0%	32.9%
On a non-GAAP basis[1]	47.4%	65.2%	36.8%	14.7%	44.9%	23.0%	34.7%

	Total Semiconductor	SPWR	Consolidated
NET INCOME (LOSS) ($M)
On a GAAP basis	366.7	(3.3)	363.4
On a non-GAAP basis[1]	14.9	11.9	26.8

NET INCOME (LOSS) PER SHARE ($)
On a GAAP basis	2.31	(0.02)	2.29
On a non-GAAP basis[1]	0.09	0.07	0.16

THREE MONTHS ENDED

April 1, 2007

	CCD	DCD	MID	Other	Total Semiconductor[2]	SPWR	Consolidated
REVENUE ($M)	76.8	32.5	84.7	6.6	200.6	142.3	342.9
Percentage of total revenues (%)	22.4%	9.5%	24.7%	1.9%	58.5%	41.5%	100.0%

GROSS MARGIN (%)
On a GAAP basis	42.3%	65.0%	41.1%	82.3%	46.8%	27.0%	38.6%
On a non-GAAP basis[1]	43.8%	66.0%	42.7%	82.6%	48.2%	29.0%	40.2%

	Total Semiconductor	SPWR	Consolidated
NET INCOME (LOSS) ($M)
On a GAAP basis	(2.9)	0.9	(2.0)
On a non-GAAP basis[1]	11.9	16.3	28.2

NET INCOME (LOSS) PER SHARE ($)
On a GAAP basis	(0.02)	0.01	(0.01)
On a non-GAAP basis[1]	0.07	0.09	0.16

[1]

Refer to “Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures” and “Notes to Non-GAAP Financial Measures” following this press release for a detailed discussion of management’s use of non-GAAP financial measures, as well as reconciliations of all non-GAAP financial measures presented in this press release to the most directly comparable GAAP financial measures.

[2]	“Semiconductor” includes all Cypress’s business segments except for SunPower.

Consumer and Computation Division (CCD)

CCD revenue was $85.5 million in the second quarter, up 11.3% from the prior quarter, exceeding our expectations. Driven by record sales of the PSoC mixed-signal array, CCD revenue accounted for 22.9% of Cypress’s second-quarter revenue. Cypress’s PSoC customer count expanded 10.6% quarter-on-quarter to nearly 4,700 customers; new design activity in all major end markets remained very strong. Third-quarter revenue is expected to increase due to continued strong demand from the consumer and handset sectors.

Second-quarter highlights for the division include:

+ Cypress introduced a touch screen solution based on its PSoC® CapSense™ technology. The new solution leverages Cypress’s flexible PSoC mixed-signal array architecture to deliver high-accuracy, flexible touch-screen performance to mobile handsets, smartphones, and portable media players, as well as video games, point-of-sale terminals and white goods. Stylish touch screens are becoming a more popular interface for handheld consumer devices.

+ Cypress launched its EZ-Color™ high-brightness LED (HB-LED) solution in the second quarter. With their superior efficiency and color control, HB-LEDs are fast replacing conventional lighting solutions in entertainment, architectural and stadium-caliber displays; backlighting for cell phones, digital-still cameras and high-definition televisions; and a wide range of other applications. The HB-LED sector is expected to grow from $3.7 billion in 2006 to more than $7 billion by 2010, according to market research firm iSuppli Corp. EZ-Color controllers are supported by PSoC Express™ software, Cypress’s breakthrough visual embedded system design tool, which enables designers to create even the most challenging lighting designs with an intuitive, easy-to-use, drag-and-drop interface—without having to write complex microcontroller code. The EZ-Color module enables users to produce precise colors by simply selecting the desired color from an on-screen color gamut diagram embedded in PSoC Express. The software provides HB-LED binning compensation and temperature compensation algorithms to improve color accuracy and stability relative to competing solutions.

+ Cypress announced that Hewlett-Packard selected its CapSense™ touch-sensitive interface solution for the multimedia buttons on several of its HP Compaq® Notebook PC models. CapSense, a PSoC-based alternative to mechanical buttons and sliders, adds elegance, integration and reliability to end-product designs.

+ Cypress released version 4.4 of its PSoC Designer™ Integrated Development Environment that is compatible with Microsoft’s new Windows Vista™ operating system. PSoC Designer is a unique software platform that allows our customers to design custom, proprietary systems on chip in hours, instead of days or weeks. The software platform took Cypress designers more than 70 man years to create. Cypress also introduced PSoC evaluation kits to implement motion detection and port expansion in a variety of end products.

+ Cypress published “The Beginner’s Guide to PSoC Express,” the sixth book on PSoC platform software, targeting students, hobbyists and professional engineers. More information is available at www.cypress.com/psocbook.

+ Harman Kardon® selected Cypress’s PRoC™ LP Programmable Radio-on-Chip for the remote control of its Drive + Play 2 Mobile Media Manager, a wireless, automotive system that enables users to browse content on their iPods, satellite radio systems and multimedia phones. PRoC LP integrates PSoC and Cypress’s 2.4-GHz WirelessUSB™ LP transceiver, providing unparalleled low power and robust immunity to radio interference.

+ Electronic Engineering & Product World (EEPW) magazine, one of China’s leading electronics magazines, recognized PRoC LP with a 2006 Editor’s Choice Technology Innovation Award.

+ Cypress introduced the CYONS1001G OvationONS™ precision laser navigation sensor targeting high-performance mice for gaming and graphic design. OvationONS uses high-speed position sampling to deliver an instantaneous, high-resolution response, enhancing the user experience.

Data Communications Division (DCD)

DCD revenue was $27.4 million in the second quarter, down 15.7% from the prior quarter, below expectations, due to the discontinuation of older products. Divisional revenue accounted for 7.3% of second-quarter revenue. DCD revenue is expected to increase in the third quarter due primarily to increased shipments of West Bridge™ peripheral controllers to cell phone makers.

Second-quarter highlights for the division include:

+ Cypress’s new West Bridge Antioch™ peripheral handset controller continued to gain traction with major cell phone makers during its first full-quarter of mass production. The first phones featuring the device are expected to begin shipping in the third quarter. The Antioch controller enables a full CD of music to be transferred from a PC to a cell phone in less than a minute, compared with more than 10 minutes for conventional solutions.

Memory and Imaging Division (MID)

MID revenue was $83.4 million in the second quarter, down 1.5% from the prior quarter, consistent with our expectation. Divisional revenue accounted for 22.4% of second-quarter revenue. Overall MID revenue is expected to decrease in the third quarter due to the divestiture of the Pseudo-Static Random Access Memory (PSRAM) business unit. Excluding PSRAMs, SRAM revenues are expected to increase in the third quarter. MID gross margins are also expected to increase.

Second-quarter highlights for the division include:

+ EE Times China, a leading electronics publication, named Cypress’s nonvolatile SRAM (nvSRAM) family its “Memory Product of the Year.” Cypress’s nvSRAMs deliver the high-speed of SRAMs along with the ability to store information with the power off (non-volatility) of Flash memory. This long sought-after combination is ideal for any application requiring continuous high-speed data recording and robust data security, including “black box” recorders, Redundant Array of Independent Disks (RAID) systems, copiers, point-of-sale terminals, handheld meters and consumer electronics. Cypress’s nvSRAMs are being developed with Simtek Corp.

+ Cypress delivered a CMOS image sensor solution that allows data to be read at 500 frames-per-second to InPhase Technologies for use in its Tapestry™ holographic data storage system. Holographic storage records data three-dimensionally, throughout the storage medium, not just on the surface.

+ Taiwan-based Elite Semiconductor Memory Technology Inc. acquired Cypress’s PSRAM product line, including all PSRAM-related intellectual property, photomasks and probe-card assets in a Q2 technology-transfer agreement.

SunPower Corporation

SunPower achieved record revenue of $173.8 million in the second quarter, up 22.1% from the prior quarter and up 217.7% from the 2006 second quarter, driven by continued strong demand for solar systems from the industrial, commercial and residential sectors. SunPower accounted for 46.6% of Cypress’s second-quarter revenue. SunPower revenue is expected to increase in the third quarter.

On a GAAP basis, SunPower posted a gross margin of 21.0% in the second quarter of 2007, compared with 27.0% in the first quarter. SunPower posted a non-GAAP gross margin of 23.0% in the second quarter of 2007, compared with 29.0% in the first quarter. The main difference between GAAP and non-GAAP figures is due to the amortization of intangibles and employee stock compensation.

Second-quarter highlights include:

+ Sandia National Laboratories certified SunPower’s new SPR-315 315-watt solar panel at 321.65 watts—with the highest-recorded conversion efficiency ever for a commercially available, mass-produced solar panel.

+ SunPower introduced the next generation of its SunPower® Tracker system—a mechanically tilted platform that follows the sun. The system’s 10 panels generate 30 percent more electricity than fixed-mounted systems.

+ SunPower kicked off construction of the largest solar electric system in North America at Nellis Air Force Base near Las Vegas. The 140-acre system, consisting of 70,000 solar panels mounted on 7,000 SunPower Tracker systems, will generate 15 megawatts of power, which is more than 25 percent of the power used at the base. Click here to see a photo of the SunPower Tracker system. Click here for a satellite view of the Nellis installation.

SunPower Tracker system
Satellite view of Nellis installation

+ SunPower contracted with Wal-Mart Stores Inc. to install more than four megawatts of solar power at seven facilities in California. Investment banker Morgan Stanley will purchase the systems and sell the solar energy to Wal-Mart under an innovative new funding initiative, SunPower Access™.

+ SunPower announced a contract with retailer Macy’s Inc. to install rooftop solar systems at 26 California stores, providing a combined eight megawatts of solar power. In addition, SunPower completed several solar-power system projects during the quarter, including a 9.9-kilowatt system at Coors Field in Colorado, the home of Major League Baseball’s Colorado Rockies; and two solar-power systems at Tiffany & Co. retail distribution centers in New York, providing a combined 1.3 megawatts of power.

+ Ernst & Young named SunPower CEO Tom Werner Entrepreneur of the Year® for 2007 in the Engineering and Manufacturing category for Northern California. SunPower Chairman T.J. Rodgers received the Entrepreneur of the Year award in 1991.

+ Cypress donated SunPower solar panels to a coral reef rehabilitation project in the Philippines’ Sagay Marine Reserve. The installation passes electrical current from panels mounted on a raft through submerged steel rebar, encouraging coral polyps attached to the rebar to regenerate five times faster than normal. The project is sponsored by the Massachusetts Institute of Technology.

Other Developments

+ Cypress redesigned its website—www.cypress.com—to support its drive to become a leading provider of programmable solutions and to facilitate sales to a broader range of small and midsized companies. The improved site significantly reduces the number of “clicks” required for customers to access critical product information and makes resources associated with programmable product design—including application notes, software and development kits—much easier to find.

+ Cypress reached an agreement to license its 0.13-micron Silicon Oxide Nitride Oxide Silicon (SONOS) embedded memory technology to Shanghai’s Hua Hong NEC Electronics Co. Ltd.

+ Newark Electronics, a subsidiary of catalog distributor Premier Farnell, signed a franchise agreement with Cypress to sell its PSoC mixed-signal arrays, USB controllers and timing products. Cypress is increasing its catalog coverage in an effort to triple its customer base.

+ In May, Cypress sold 7,500,000 shares of SunPower Corporation’s Class B common stock in an offering pursuant to Rule 144 of the Securities Act. As of the end of Q2, Cypress retained 44,533,287 shares of SunPower Corporation Class B common stock, which equals approximately 59% basic ownership or 55% on a fully diluted basis. Cypress controls approximately 92% of the voting rights and its ownership stake has a current market value of $3.1 billion as of July 18, 2007.

Conclusion

Rodgers concluded, “Using the net proceeds from a $600 million convertible bond offering in Q1, Cypress successfully purchased and retired 28.9 million shares of common stock at an average price of $19.78—substantially below our recent stock price of approximately $25 per share. We also monetized a $437 million piece of our SunPower holdings and now have a solid $800 million cash position in our semiconductor business.

“We are well-positioned for continued growth in the second half of 2007—and into 2008—based on strong new product introductions and continued design-win strength in our PSoC and West Bridge business units, and significant revenue growth by the SunPower division. Coupled with lower operating expenses and our “No More Moore” and flexible-manufacturing strategies, we expect to deliver long-term profits and cash flow to our shareholders.”

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the PSoC Programmable System-on-Chip, USB controllers, general-purpose programmable clocks, and memories. Cypress also offers wired and wireless connectivity solutions ranging from its WirelessUSB radio system-on-chip, to West Bridge and EZ-USB FX2LP controllers that enhance connectivity and performance in multimedia handsets. Cypress serves numerous markets including consumer, computation, data communications, automotive, industrial, and solar power. Cypress trades on the NYSE under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Statements herein that are not historical facts and that refer to Cypress or its subsidiaries’ plans and expectations for the third quarter of 2007, the rest of 2007 and the future are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. We use words such as “believes,” “expects,” “future,” “plan,” “intends” and similar expressions to identify such forward-looking statements that include, but are not limited to, statements related to the growth of our proprietary products, such as PSoC and West Bridge, our improved factory utilization, expected revenue growth, the demand and growth in the markets we serve, the stability of our ASPs, the effect of our divestitures, our growth, bookings, profit and revenue, and the success of SunPower’s current and future projects. Such statements reflect our current expectations, which are based on information and data available to our management as of the date of this release. Our actual results may differ materially due a variety of uncertainties and risk factors, including but not limited to the business and economic conditions and growth trends in the semiconductor and solar power industries, the state of the global economy, the actions of our competitors, our ability to develop and roll-out new products, our ability to , our ability to execute on our flexible manufacturing plan and maintain lower operating expenses, whether our products perform as expected, whether the demand for our PSoC and West Bridge products is fully realized, customer acceptance of Cypress and it’s subsidiaries’ products, factory utilization, whether the expected growth in the markets we serve materializes, seasonality in the markets we serve, our ability to maintain and improve our gross margins and realize our bookings, the financial performance of our subsidiaries, and other risks described in our filings, as well as SunPower’s filings, with the Securities and Exchange Commission. We assume no responsibility to update any such forward-looking statements.

Cypress, the Cypress logo, and PSoC are registered trademarks of Cypress Semiconductor Corporation. PSoC Express, PSoC Designer, Programmable System-on-Chip, PRoC, Programmable System-on-Chip, EZ-USB FX2LP, WirelessUSB, EZ-Color, CapSense, Ovation ONS, West Bridge and Antioch are trademarks of Cypress Semiconductor Corporation. SunPower is a registered trademark of SunPower Corporation. Compaq is a registered trademark of HP. Entrepreneur of the Year is a registered trademark of Ernst & Young. Windows Vista is a trademark of Microsoft Corp. All other trademarks or registered trademarks are the property of their respective owners.

CYPRESS SEMICONDUCTOR CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	July 1, 2007	December 31, 2006
ASSETS

Cash, cash equivalents, and investments (a)	$985,939	$643,480
Accounts receivable, net	208,196	163,196
Costs and estimated earnings in excess of billings	23,459	—
Inventories, net	201,615	119,184
Property, plant and equipment, net	656,770	572,018
Goodwill and other intangible assets	606,168	395,845
Other assets	300,871	229,802

Total assets	$2,983,018	$2,123,525

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable	$164,662	$92,206
Deferred income	37,942	44,917
Billings in excess of costs and estimated earnings	48,574	—
Convertible debt	800,000	598,996
Income tax liabilities	70,897	47,792
Other accrued liabilities	178,126	170,583

Total liabilities	1,300,201	954,494
Minority interest	266,437	123,472
Stockholders’ equity	1,416,380	1,045,559

Total liabilities and stockholders’ equity	$2,983,018	$2,123,525

(a)	Cash, cash equivalents, and investments as of December 31, 2006 included restricted cash of $63.3 million.

CYPRESS SEMICONDUCTOR CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

ON A GAAP BASIS

(In thousands, except per-share data)

(Unaudited)

	THREE MONTHS ENDED
	July 1, 2007	April 1, 2007	July 2, 2006
Revenues	$372,786	$342,852	$265,236
Cost of revenues	250,038	210,547	151,343

Gross margin	122,748	132,305	113,893
Operating expenses (credits):
Research and development	42,737	52,370	61,263
Selling, general and administrative	74,712	68,705	43,398
Amortization of acquisition-related intangibles	9,593	9,220	3,937
Impairment of acquisition-related intangibles	14,068	—	—
In-process research and development charge	—	9,575	—
Impairment related to synthetic lease	—	7,006	500
Gains on divestitures	—	(10,782)	—
Restructuring credits	—	—	(113)

Total operating expenses, net	141,110	136,094	108,985

Operating income (loss)	(18,362)	(3,789)	4,908
Interest income and other, net	377,798	1,141	3,197

Income (loss) before income tax and minority interest	359,436	(2,648)	8,105
Income tax (provision) benefit	1,885	993	(1,119)
Minority interest, net of tax	2,039	(366)	(1,139)

Net income (loss)	$363,360	$(2,021)	$5,847

Basic net income (loss) per share	$2.39	$(0.01)	$0.04
Diluted net income (loss) per share	$2.29	$(0.01)	$0.04

Shares used in per-share calculation:
Basic	152,111	155,699	139,989
Diluted	158,857	155,699	145,306

CYPRESS SEMICONDUCTOR CORPORATION

SUPPLEMENTAL FINANCIAL DATA

(In thousands)

(Unaudited)

	July 1, 2007			December 31, 2006
	Semiconductor (a)	SunPower	Consolidated	Semiconductor (a)	SunPower	Consolidated
Selected Balance Sheet Data:
Cash, cash equivalents, and investments	$810,032	$175,907	$985,939	$461,388	$182,092	$643,480
Accounts receivable, net	$115,143	$93,053	$208,196	$111,516	$51,680	$163,196
Costs and estimated earnings in excess of billings	$—	$23,459	$23,459	$—	$—	$—
Inventories, net	$100,844	$100,771	$201,615	$96,404	$22,780	$119,184
Property, plant and equipment, net	$360,994	$295,776	$656,770	$369,590	$202,428	$572,018
Goodwill and other intangible assets	$367,125	$239,043	$606,168	$378,913	$16,932	$395,845
Accounts payable	$49,037	$115,625	$164,662	$65,672	$26,534	$92,206
Deferred income	$37,868	$74	$37,942	$44,641	$276	$44,917
Billings in excess of costs and estimated earnings	$—	$48,574	$48,574	$—	$—	$—
Convertible debt	$600,000	$200,000	$800,000	$598,996	$—	$598,996
Income tax liabilities	$58,291	$12,606	$70,897	$45,751	$2,041	$47,792

	THREE MONTHS ENDED July 1, 2007			THREE MONTHS ENDED April 1, 2007
	Semiconductor (a)	SunPower	Consolidated	Semiconductor (a)	SunPower	Consolidated
Other Supplemental Data:
Capital expenditures	$8,682	$47,636	$56,318	$11,141	$56,208	$67,349
Depreciation	$19,228	$5,762	$24,990	$21,266	$5,724	$26,990

(a)	Semiconductor includes all Cypress’s business segments except for SunPower.

CYPRESS SEMICONDUCTOR CORPORATION

RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES*

(In thousands)

(Unaudited)

	THREE MONTHS ENDED July 1, 2007
	CCD (a)	DCD (a)	MID (a)	Other	Semiconductor (b)	SunPower	Consolidated
GAAP gross margin	$39,174	$17,589	$29,156	$350	$86,269	$36,479	$122,748
Fair value adjustment to deferred revenue	—	—	—	—	—	309	309
Stock-based compensation expense	1,307	277	1,531	69	3,184	3,198	6,382
Other acquisition-related expense	4	—	—	—	4	—	4
Changes in value of deferred compensation plan	—	—	—	(9)	(9)	—	(9)

Non-GAAP gross margin	$40,485	$17,866	$30,687	$410	$89,448	$39,986	$129,434

	THREE MONTHS ENDED April 1, 2007
	CCD (a)	DCD (a)	MID (a)	Other	Semiconductor (b)	SunPower	Consolidated
GAAP gross margin	$32,454	$21,149	$34,842	$5,366	$93,811	$38,494	$132,305
Fair value adjustment to deferred revenue	—	—	—	—	—	833	833
Stock-based compensation expense	1,192	306	1,342	31	2,871	2,250	5,121
Other acquisition-related expense	4	—	—	—	4	—	4
Changes in value of deferred compensation plan	—	—	—	(7)	(7)	—	(7)

Non-GAAP gross margin	$33,650	$21,455	$36,184	$5,390	$96,679	$41,577	$138,256

	THREE MONTHS ENDED July 2, 2006
	CCD (a)	DCD (a)	MID (a)	Other	Semiconductor (b)	SunPower	Consolidated
GAAP gross margin	$36,602	$23,663	$32,764	$8,242	$101,271	$12,622	$113,893
Stock-based compensation expense	938	294	1,346	65	2,643	234	2,877
Other acquisition-related expense	5	—	12	—	17	—	17
Changes in value of deferred compensation plan	—	—	—	(45)	(45)	—	(45)

Non-GAAP gross margin	$37,545	$23,957	$34,122	$8,262	$103,886	$12,856	$116,742

*	Please refer to the accompanying “Notes to Non-GAAP Financial Measures” for a detailed discussion of management’s use of non-GAAP financial measures.
(a)	CCD—Consumer and Computation Division; DCD—Data Communications Division; MID—Memory and Imaging Division.
(b)	Semiconductor includes all Cypress’s business segments except for SunPower.

CYPRESS SEMICONDUCTOR CORPORATION

RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES*

(In thousands, except per-share data)

(Unaudited)

	THREE MONTHS ENDED July 1, 2007			THREE MONTHS ENDED April 1, 2007			THREE MONTHS ENDED July 2, 2006
	Semiconductor (a)	SunPower	Consolidated	Semiconductor (a)	SunPower	Consolidated	Semiconductor (a)	SunPower	Consolidated
GAAP research and development expenses	$39,916	$2,821	$42,737	$49,434	$2,936	$52,370	$58,675	$2,588	$61,263
Stock-based compensation expense	(3,915)	(348)	(4,263)	(3,658)	(501)	(4,159)	(4,090)	(264)	(4,354)
Other acquisition-related expense	(86)	—	(86)	(89)	—	(89)	(1,342)	—	(1,342)
Changes in value of deferred compensation plan	10	—	10	7	—	7	51	—	51

Non-GAAP research and development expenses	$35,925	$2,473	$38,398	$45,694	$2,435	$48,129	$53,294	$2,324	$55,618

GAAP selling, general and administrative expenses	$49,554	$25,158	$74,712	$47,176	$21,529	$68,705	$38,413	$4,985	$43,398
Stock-based compensation expense	(7,288)	(9,684)	(16,972)	(4,973)	(7,852)	(12,825)	(4,119)	(639)	(4,758)
Other acquisition-related expense	(225)	—	(225)	(228)	—	(228)	(325)	—	(325)
Changes in value of deferred compensation plan	8	—	8	6	—	6	39	—	39

Non-GAAP selling, general and administrative expenses	$42,049	$15,474	$57,523	$41,981	$13,677	$55,658	$34,008	$4,346	$38,354

GAAP operating income (loss)	$(5,156)	$(13,206)	$(18,362)	$(1,332)	$(2,457)	$(3,789)	$1,034	$3,874	$4,908
Acquisition-related expense:
Fair value adjustment to deferred revenue	—	309	309	—	833	833	—	—	—
Amortization of acquisition-related intangibles	1,953	7,640	9,593	2,309	6,911	9,220	2,762	1,175	3,937
Impairment of acquisition-related intangibles	—	14,068	14,068	—	—	—	—	—	—
In-process research and development charge	—	—	—	—	9,575	9,575	—	—	—
Other acquisition-related expense	315	—	315	321	—	321	1,684	—	1,684
Stock-based compensation expense	14,387	13,230	27,617	11,502	10,603	22,105	10,852	1,137	11,989
Changes in value of deferred compensation plan	(27)	—	(27)	(20)	—	(20)	(135)	—	(135)
Impairment related to synthetic lease	—	—	—	7,006	—	7,006	500	—	500
Gains on divestitures	—	—	—	(10,782)	—	(10,782)	—	—	—
Restructuring credits	—	—	—	—	—	—	(113)	—	(113)

Non-GAAP operating income	$11,472	$22,041	$33,513	$9,004	$25,465	$34,469	$16,584	$6,186	$22,770

GAAP net income (loss)	$366,668	$(3,308)	$363,360	$(2,891)	$870	$(2,021)	$1,605	$4,242	$5,847
Acquisition-related expense:
Fair value adjustment to deferred revenue	—	309	309	—	833	833	—	—	—
Amortization of acquisition-related intangibles	1,953	7,640	9,593	2,309	6,911	9,220	2,762	1,175	3,937
Impairment of acquisition-related intangibles	—	14,068	14,068	—	—	—	—	—	—
In-process research and development charge	—	—	—	—	9,575	9,575	—	—	—
Other acquisition-related expense	315	—	315	321	—	321	1,684	—	1,684
Stock-based compensation expense	14,387	13,230	27,617	11,502	10,603	22,105	10,852	1,137	11,989
Changes in value of deferred compensation plan	(27)	—	(27)	(20)	—	(20)	(135)	—	(135)
Impairment related to synthetic lease	—	—	—	7,006	—	7,006	500	—	500
Gains on divestitures	—	—	—	(10,782)	—	(10,782)	—	—	—
Restructuring credits	—	—	—	—	—	—	(113)	—	(113)
Investment-related gains/losses	(372,422)	—	(372,422)	(762)	—	(762)	21	—	21
Write-off of unamortized bond issuance costs	—	—	—	4,651	—	4,651	—	—	—
Related minority interest adjustment and tax effects	4,022	(20,033)	(16,011)	535	(12,504)	(11,969)	(1,285)	(549)	(1,834)

Non-GAAP net income	$14,896	$11,906	$26,802	$11,869	$16,288	$28,157	$15,891	$6,005	$21,896

GAAP net income (loss) per share—diluted	$2.31	$(0.02)	$2.29	$(0.02)	$0.01	$(0.01)	$0.01	$0.03	$0.04
Acquisition-related expense:
Fair value adjustment to deferred revenue	—	—	—	—	0.01	0.01	—	—	—
Amortization of acquisition-related intangibles	0.01	0.05	0.06	0.02	0.04	0.06	0.02	0.01	0.03
Impairment of acquisition-related intangibles	—	0.09	0.09	—	—	—	—	—	—
In-process research and development charge	—	—	—	—	0.06	0.06	—	—	—
Other acquisition-related expense	—	—	—	—	—	—	0.01	—	0.01
Stock-based compensation expense	0.08	0.08	0.16	0.07	0.06	0.13	0.07	0.01	0.08
Changes in value of deferred compensation plan	—	—	—	—	—	—	—	—	—
Impairment related to synthetic lease	—	—	—	0.04	—	0.04	—	—	—
Gains on divestitures	—	—	—	(0.07)	—	(0.07)	—	—	—
Restructuring credits	—	—	—	—	—	—	—	—	—
Investment-related gains/losses	(2.34)	—	(2.34)	—	—	—	—	—	—
Write-off of unamortized bond issuance costs	—	—	—	0.03	—	0.03	—	—	—
Related minority interest adjustment and tax effects	0.03	(0.13)	(0.10)	—	(0.08)	(0.08)	(0.01)	—	(0.01)
Dilutive impact of convertible debt	—	—	—	—	(0.01)	(0.01)	—	(0.02)	(0.02)

Non-GAAP net income per share—diluted	$0.09	$0.07	$0.16	$0.07	$0.09	$0.16	$0.10	$0.03	$0.13

GAAP shares used in diluted per-share calculation			158,857			155,699			145,306
Non-GAAP shares used in diluted per-share calculation			161,573			181,549			178,910

*	Please refer to the accompanying “Notes to Non-GAAP Financial Measures” for a detailed discussion of management’s use of non-GAAP financial measures.
(a)	Semiconductor includes all Cypress’s business segments except for SunPower.

Notes to Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, Cypress uses non-GAAP financial measures which are adjusted from the most directly comparable GAAP financial measures to exclude certain items, as described in details below. Management believes that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of Cypress’s operations that, when viewed in conjunction with Cypress’s GAAP results, provide a more comprehensive understanding of the various factors and trends affecting Cypress’s business and operations. Non-GAAP financial measures used by Cypress include:

•	Gross margin;

•	Research and development expenses;

•	Selling, general and administrative expenses;

•	Operating income (loss);

•	Net income (loss); and

•	Diluted net income (loss) per share.

Cypress uses each of these non-GAAP financial measures for internal managerial purposes, when providing its financial results and business outlook to the public, and to facilitate period-to-period comparisons. Management believes that these non-GAAP measures provide meaningful supplemental information regarding Cypress’s operational and financial performance of current and historical results. Management uses these non-GAAP measures for strategic and business decision making, internal budgeting, forecasting and resource allocation processes. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to Cypress’s historical operating results and comparisons to competitors’ operating results.

Cypress believes that providing these non-GAAP financial measures, in addition to the GAAP financial results, are useful to investors because they allow investors to see Cypress’s results “through the eyes” of management as these non-GAAP financial measures reflect Cypress’s internal measurement processes. Management believes that these non-GAAP financial measures enable investors to better assess changes in each key element of Cypress’s operating results across different reporting periods on a consistent basis. Thus, management believes that each of these non-GAAP financial measures provides investors with another method for assessing Cypress’s operating results in a manner that is focused on the performance of its ongoing operations.

Cypress presents each non-GAAP financial measure, including the diluted net income (loss) per share, for the following categories: “Semiconductor,” “SunPower,” and “Consolidated.” SunPower is a majority-owned subsidiary of Cypress and for accounting purposes, Cypress is required to consolidate SunPower’s results. Cypress includes two distinct businesses: Semiconductor and SunPower. Semiconductor is Cypress’s traditional core business which includes Cypress’s programmable system solutions. On the other hand, SunPower is a stand-alone, publicly-traded company specializing in solar power products.

Cypress’s investment community often views Cypress as two separate entities: Cypress and SunPower, and many Cypress investors have focused on the possibility of a future separation of SunPower and Cypress in evaluating an investment in Cypress. Based on feedback provided by Cypress’s investment community to management, these non-GAAP financial measures divided into “Semiconductor” and “SunPower” are beneficial as they allow Cypress’s investment community to better understand Cypress’s financial performance for the two businesses separately, assess the various methodologies and information used by management to evaluate

Cypress Semiconductor Corporation

and measure such performance, and construct their valuation models to better align Cypress’s and SunPower’s results and projections with their applicable competitors and industries.

There are limitations in using non-GAAP financial measures because they are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. In addition, non-GAAP financial measures may be limited in value because they exclude certain items that may have a material impact upon Cypress’s reported financial results. Management compensates for these limitations by providing investors with reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable GAAP financial measures. The non-GAAP financial measures supplement, and should be viewed in conjunction with, GAAP financial measures. Investors should review the reconciliations of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided in the tables accompanying press release.

As presented in the “Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” tables in the accompanying press release, each of the non-GAAP financial measures excludes one or more of the following items:

•	Stock-based compensation expense.

Stock-based compensation expense relates primarily to the equity awards such as stock options and restricted stock. Stock-based compensation is a non-cash expense that varies in amount from period to period and is dependent on market forces that are often beyond Cypress’s control. As a result, management excludes this item from Cypress’s internal operating forecasts and models. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure Cypress’s core performance against the performance of other companies without the variability created by stock-based compensation as a result of the variety of equity awards used by companies, the varying methodologies and subjective assumptions for determining the non-cash expense.

•	Acquisition-related expense.

Acquisition-related expense includes: (1) fair value adjustment to deferred revenue, which is an adjustment that results in certain revenues never being recognized under GAAP by either the acquiring company or the company being acquired, (2) in-process research and development, which relates to projects in process as of the acquisition date that have not reached technological feasibility and are immediately expensed, (3) amortization of intangibles, which include acquired intangibles such as purchased technology, patents and trademarks, (4) impairment of acquisition-related intangibles, which relates to the net book value of the PowerLight tradename being written off in its entirety as a result of the change in branding strategy, and (5) earn-out compensation expense, which include compensation resulting from the achievement of milestones established in accordance with the terms of the acquisitions. In most cases, these acquisition-related charges are not factored into management’s evaluation of potential acquisitions or Cypress’s performance after completion of acquisitions, because they are not related to Cypress’s core operating performance. In addition, in all cases, the

2

Cypress Semiconductor Corporation

frequency and amount of such charges can vary significantly based on the size and timing of acquisitions and the maturities of the businesses being acquired. Adjustments of these items provide investors with a basis to compare Cypress against the performance of other companies without the variability caused by the acquisition accounting.

•	Changes in value of Cypress’s key employee deferred compensation plan.

Cypress sponsors a voluntary deferred compensation plan which provides certain key employees with the option to defer the receipt of compensation in order to accumulate funds for retirement. The amounts are held in a trust and Cypress does not make contributions to the deferred compensation plan or guarantee returns on the investment. Changes in the value of the investment in Cypress’s common stock under the plan are excluded from the non-GAAP measures. Management believes that such non-cash item is not related to the ongoing core business and operating performance of Cypress, as the investment contributions are made by the employees themselves.

•	Gains on divestitures.

Cypress recognizes gains resulting from the exiting of certain non-strategic businesses that no longer align with Cypress’s long-term operating plan. Cypress excludes these items from its non-GAAP financial measures primarily because it is not reflective of the ongoing operating performance of Cypress’s business and can distort the period-over-period comparison.

•	Impairment related to the synthetic lease.

Cypress recognized impairment losses related to its synthetic lease as it determined the fair value of the properties under the synthetic lease was less than the carrying value. This item is excluded from non-GAAP financial measures because it is a non-cash expense that is not considered a core operating activity. As such, management believes that it is appropriate to exclude the impairment from Cypress’s non-GAAP financial measures, as it enhances the ability of investors to compare Cypress’s period-over-period operating results.

•	Restructuring costs.

Restructuring costs primarily relate to activities engaged in by management to make changes its infrastructure in an effort to reduce costs. Restructuring costs are excluded from non-GAAP financial measures because they are not considered core operating activities and such costs have not historically occurred in each year. Although Cypress has engaged in various restructuring activities in the past, each has been a discrete event based on a unique set of business objectives. Cypress does not engage in restructuring activities on a regular basis or in the ordinary course of business, and Cypress has not initiated a new restructuring plan since the first quarter of fiscal 2005. As such, management believes that it is appropriate to exclude restructuring charges from Cypress’s non-GAAP financial measures, as it enhances the ability of investors to compare Cypress’s period-over-period operating results from continuing operations.

3

Cypress Semiconductor Corporation

•	Investment-related gains/losses.

Cypress recognizes an impairment loss related to its investment when it determines the decline in fair value is other-than-temporary in nature. This item is excluded from non-GAAP financial measures because it is a non-cash expense that is not considered a core operating activity, and such losses have not historically occurred in every quarter. As such, management believes that it is appropriate to exclude the impairment of investments from Cypress’s non-GAAP financial measures, as it enhances the ability of investors to compare Cypress’s period-over-period operating results. In addition, investment-related gains/losses include gains/losses related to the sales of certain of its investments, including the sale of its investment in SunPower. Management believes that such one-time gains/losses on the sales of Cypress’s investments are not related to the ongoing business and operating performance of Cypress.

•	Write-off of unamortized debt issuance costs.

Cypress redeemed all of its outstanding 1.25% convertible subordinated notes before their maturity date, and as a result, Cypress wrote off the remaining unamortized debt issuance costs. This is excluded from non-GAAP financial measures because such non-cash costs have not historically occurred in every quarter, which would affect the ability of investors to compare Cypress’s period-over-period operating results. In addition, management does not believe that this item is indicative of the ongoing operating performance of Cypress’s business.

•	Related minority interest adjustment and tax effect.

Cypress adjusts for the minority interest impact and the income tax effect resulting from the non-GAAP adjustments as described above.

4